1284720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
PUBLIC UTILITY REGULATION

February 10, 2004

Michael D. Hornstein, Esquire
Orrick, Herrington & Sutcliffe LLP
3050 K Street, N.W.
Washington, D.C. 20007

Re: Bonneville Power Administration
File No. 132-3

Dear Mr. Hornstein:

Enclosed is our response to your letter of February 10, 2004. By incorporating our answer in the enclosed copy of your letter, we avoid having to recite or summarize the facts involved.

Very truly yours,

David G. LaRoche

David G. LaRoche
Special Counsel

Enclosure

RESPONSE OF THE OFFICE OF PUBLIC UTILITY REGULATION

Our Ref. No. 04-1-OPUR
Bonneville Power Administration

DIVISION OF INVESTMENT MANAGEMENT

File No. 132-3

Based on the facts and representations in your letter of February 10, 2004, we would not recommend any enforcement action to the Commission under section 2(a)(3) of the Public Utility Holding Company Act of 1935 against the Owner Lessor or Indenture Trustee if they engage in the proposed lease transaction in the manner and under the circumstances described in your letter.

You should note that facts or conditions different from those presented in your letter might require a different conclusion. Further, this response expresses only the Division's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.

David G. LaRoche
Special Counsel

February 10, 2004

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
WASHINGTON HARBOUR
3050 K STREET, NW
WASHINGTON, DC 20007-5135
tel 202-339-8400
fax 202-339-8500
WWW.ORRICK.COM

February 10, 2004

ACT Puhca of 1935
SECTION 2(a)(3)
RULE
PUBLIC AVAILABILITY 2/10/04

Ms. Catherine A. Fisher, Director
Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bonneville Power Administration

Dear Ms. Fisher:

We are acting as special counsel for Bonneville Power Administration ("BPA") in connection with the proposed lease financing of certain electric transmission facilities, including a new 500 kilovolt transmission line in central Washington (the "Facility"). BPA is a federal power marketing administration within the U.S. Department of Energy that markets wholesale electrical power and operates transmission facilities in the Pacific Northwest. For the reasons described below, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") against either the Owner Lessor or the Indenture Trustee (as such terms are herein defined) on the grounds that, as a result of engaging in the lease transaction described below, either party is or will become an electric utility company within the meaning of section 2(a)(3) of the Public Utility Holding Company Act of 1935, as amended (the "Act").[1]

A. Background

Under the proposal, the Facility will be acquired, constructed and installed by BPA on behalf of the Owner Lessor (as defined below) pursuant to a Construction Contract between BPA and the Owner Lessor. The Facility will include a new 500 kilovolt transmission line and may include fixtures installed to upgrade existing transmission lines also located in central Washington. BPA will construct the Facility on real property easements held by BPA on land that is owned by a variety of parties, both private and governmental.

The Facility will be owned by a special purpose entity, Northwest Infrastructure Financing Corp., a Delaware corporation (the "Owner Lessor"), formed expressly and solely for

[1] 15 U.S.C. § 79b(a)(3).

the purpose of arranging for the acquisition and financing of the Facility (the "Transaction"). All of the capital stock of the Owner Lessor will be owned by J H Holdings, not individually but acting solely in its capacity as trustee under a trust agreement between J. H. Management Corporation, a Massachusetts corporation ("JHM"), as grantor, and J H Holdings Corporation, a Massachusetts corporation ("JHH"), as trustee. All of the capital stock of JHM and JHH is owned by The 1960 Trust, an independent charitable support organization qualified under Section 501(c)(3) of the Internal Revenue Code, which is operated for the benefit of Harvard University. The Owner Lessor will not engage in any business other than the Transaction that is the subject of this Petition. The Owner Lessor will finance the acquisition and construction of the Facility by issuing bonds to the public (the "Bonds"). The Bonds will be a non-recourse obligation of the Owner Lessor, payable solely from payments made by BPA under the Facility Lease, as described below.

At or before the time the Bonds are issued, the Owner Lessor will lease its undivided interest in the Facility to BPA under a Lease Agreement, pursuant to which BPA will acquire possession of the Facility from the Owner Lessor for a period of approximately 30 years (the "Facility Lease"). As security in support of its obligation, the Owner Lessor will assign as collateral security all of its rights under the Facility Lease to U.S. Bank National Association, a national banking association that has trust powers and experience acting as a trustee for bondholders (the "Indenture Trustee" and, together with the Owner Lessor, the "Passive Participants"), other than its right to receive compensation for participating in the Transaction and its right to indemnification by BPA.

Under the Facility Lease, BPA will make lease payments to the Owner Lessor intended to be sufficient to pay (a) debt service to the Bonds, (b) the fees of the Indenture Trustee for the Bonds, (c) all fees of third parties relating to administrative tasks of carrying and repaying the Bonds and (d) all costs of the Owner Lessor related to the Transaction and a fee to the Owner Lessor for participating in the Transaction. BPA also will agree in the Facility Lease that it will operate and maintain the Facility in the same manner as it operates and maintains its other transmission facilities. To this end, the Passive Participants will have no operating responsibilities or control rights with respect to the Facility under the Facility Lease or any other agreement. Moreover, the Facility Lease will not impede the ability of BPA to transfer operational control over the Facility to a regional transmission organization. It is anticipated that the Facility Lease will become effective on or about February 12, 2004. The final Facility Lease will be substantially in the form of the draft Facility Lease attached hereto as Attachment 1.

At the conclusion of the Facility Lease, BPA may either (a) purchase the Facility for $10.00, (b) renew the Facility Lease for a term of one or more years for a nominal annual rental payment or (c) remove the Facility from the Facility site at its own expense. Upon the expiration of the Facility Lease term Owner Lessor would not reacquire possession of the Facility; rather, the Owner Lessor would have its interests in the Facility terminated in the event BPA purchases or removes the Facility or merely retain its passive interest in the event BPA renews the Facility Lease. Under certain circumstances, although highly unlikely, the Indenture Trustee may take possession of the Facility upon the occurrence of certain events of default by BPA.[2]

B. Analysis

In 1973, the Commission adopted Rule 7(d), which created a safe harbor for the owner/lessors in certain lease transactions by recognizing that those passive owners of leased facilities need not be treated as "owners" under Section 2(a)(3) of the Act.[3] The requirements of

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[2] In that circumstance the facts relevant to this request for a no-action letter would no longer apply and all regulatory approvals necessary for the possession or operation of the Project would be obtained.

[3] Rule 7(d) provides, in pertinent part, that a company will not be deemed to be an electric utility company or a gas utility company under the Act even though it owns facilities specified in Sections 2(a)(3) and 2(a)(4) when

> such company owns the facility as a company, as a trustee, or as holder of a beneficial interest under a trust, or as a purchaser or assignee of any of the foregoing; and
>
> (A) such facility is leased under a net lease directly to a public utility company either as a sole lessee or joint lessee with one or more other public utility companies, and such facility is or is to be employed by the lessee in its operations as a public utility company; and
>
> (B) such company is otherwise primarily engaged in one or more businesses other than the business of a public-utility company, or is a company all of whose equity interest is owned by one or more companies so engaged, either directly or through subsidiary companies; and
>
> (C) the terms of the lease have been expressly authorized or approved by a regulatory authority having jurisdiction over the rates and service of the public-utility company which leases the facility; and
>
> (D) the lease of the facility extends for an initial term of not less than 15 years, except for termination of the lease upon events therein set forth, unless the owner shall state in the initial

Rule 7(d), however, were fashioned to address lease transactions where the lessee was a traditional state-regulated public utility. In this case, the lessee is a governmental entity created by Congress. As a result, the Transaction will not comply with the strict requirements of Rule 7(d). Nonetheless, the Commission Staff, on numerous occasions, has concurred with the conclusion that, when a lease transaction broadly satisfies the policies embodied in Rule 7(d) and an exemption would conform with the policies and intent of the Act, a no-action position may be taken even though the particular facts and circumstances of the lease vary from the strict requirements of the rule.[4]

a. Rule 7(d)(1)(A)

Rule 7(d)(1)(A) requires that the leases be net leases to a public utility company of facilities to be employed in the operations of that public utility company. The Facility Lease will be a net lease of facilities used to provide service to BPA's customers, all of which is consistent with paragraph (1)(A). The Facility Lease, however, will not be to a "public utility company" because of the operation of Section 2(c) of the Act.[5] Nevertheless, because BPA will be operating the leased Facility to transmit power on behalf of, and to make sales of electricity to, its customers, the policies underlying the requirement of Rule 7(d)(1)(A) are satisfied. The Staff has reached a no-action position in similar situations regarding the lessors of generating facilities to an exempt wholesale generator that is itself exempt from the Act. In that case, the lessors,

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certificate filed pursuant to paragraph (d)(5) that a shorter term specified in the lease is not less than two-thirds of the expected useful life of the facility; and

(E) the rent reserved under the lease shall not include any amount based, directly or indirectly, on revenues or income of the public-utility company, or any part thereof.

17 C.F.R. § 250.7(d).

[4] *See, e.g., City of Gainesville,* SEC No-Action Letter (Nov. 30, 1998) (noting non-compliance with paragraphs (1)(A) and (1)(C); *GE Capital Corp.,* SEC No-Action Letter (Jan. 11, 1996) (citing a number of no-action letters where the terms of the lease transaction varied from the technical requirements of Rule 7(d)).

[5] Section 2(c) states, in pertinent part, that "[n]o provision of this title shall apply to, or be deemed to include, the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing . . . ."

despite holding legal title to the generating facilities, would not be subject to regulation under the Act because it would be illogical to regulate the lessors when the lessee is itself exempt.[6]

In this case, moreover, BPA is a governmental entity that does not operate on a for profit basis and has no shareholders. Thus, as Congress recognized in exempting governmental entities pursuant to Section 2(c), BPA's ratepayers do not require protection under the Act and the goal of protecting investors is inapplicable in this case.

b. Rule 7(d)(1)(B)

Rule 7(d)(1)(B) requires the owner of the leased facility to be primarily engaged in one or more businesses other than the business of a public utility company. The Owner Lessor satisfies this requirement because it is a special purpose entity that is indirectly owned by a charitable support organization. It will not be making sales of electricity or gas.

c. Rule 7(d)(1)(C)

Rule 7(d)(1)(C) requires the terms of the lease to have been authorized or approved by a regulatory authority. Because BPA is not a traditional state-regulated public utility, the Facility Lease will not be reviewed and approved by local utility regulators. Similarly, while the Federal Energy Regulatory Commission ("FERC") has limited jurisdiction over BPA's rates under the Pacific Northwest Electric Power Planning and Conservation Act,[7] FERC does not have authority under that statute to review the Facility Lease. Nonetheless, because Congress allowed BPA to lease facilities to supply electricity to its customers without regulatory approval of those leases, the requirements of Rule 7(d)(1)(C) should be deemed to have been satisfied. Further, BPA, as noted, is a governmental entity that has no shareholders and does not operate on a for profit basis. BPA thus has no incentive to enter into a lease arrangement on terms that would disadvantage its ratepayers. Approval of the terms of the lease, therefore, is not necessary for the protection under the Act of either ratepayers or investors.

[6] *Indeck-Olean Limited Partnership,* SEC No-Action Letter (May 24, 1999). *See, also, New York State Electric & Gas Corp.,* SEC No-Action Letter (May 11, 1999). The Staff has addressed an analogous situation when considering entities that operate facilities on behalf of entities that are exempt under Section 2(c), concurring with the conclusion that an operator of facilities on behalf of such an entity would not itself be subject to the Act. *See, e.g., LG&E Energy Corp.,* SEC No-Action Letter (July 13, 1998); *Louis Dreyfus Electric Power,* SEC No-Action Letter (April 8, 1996).

[7] 16 U.S.C. Chapter 12H (1994 & Supp. I 1995).

d. Rule 7(d)(1)(D)

Rule 7(d)(1)(D) requires the lease term to extend for 15 years or two-thirds of the useful life of the leased equipment. Because the Facility Lease will have a term of approximately 30 years, this requirement is satisfied.

e. Rule 7(d)(1)(E)

Rule 7(d)(1)(E) requires that the rent not include any amount based on revenues or income of the lessee. The Facility Lease will set periodic rents that are unrelated to the income or revenues of the lessee (*i.e.* BPA).

Conclusion.

The Commission Staff has, on a number of occasions, concurred with the conclusion that, when a lease transaction broadly satisfies the policies embodied in Rule 7(d) and an exemption would conform with the policies and intent of the Act, a no-action position may be taken even though the particular facts and circumstances of the lease vary from the strict requirements of the rule. The Commission Staff also has concurred that the owner of facilities leased to others who are exempt, and operators of facilities on behalf of entities that are otherwise exempt, would not be subject to the Act. We believe that both of those conclusions are warranted here with respect to the proposed Transaction.[8] We therefore request that the Commission Staff issue a no-action letter (i) confirming that neither of the Passive Participants, will as a result of the Transaction, be an electric utility company within the meaning of the Act, and (ii) stating that it will not

[8] In addition, we note that paragraph (7) of Rule 7(d) under the Act states, in part, that the "provisions of paragraphs (d)(1) and (5). . . shall not apply if the facilities therein specified are in possession of and operated by one or more governmental bodies or instrumentalities specified in section 2(c) of the Act." In the Transaction, the Facility will be in the possession of, and operated by, BPA, an entity specified in Section 2(c) of the Act, under the terms of the Subleases. We believe that Rule 7(d)(7) may be construed to provide that neither the Owner Lessor nor the Indenture Trustee would be deemed an "electric utility company" within the meaning of Section 2(a)(3) of the Act without (i) the provisions of the Lease complying with the provisions of Rule 7(d)(1), and (ii) meeting the filing requirements of Rule 7(d)(5). The Staff has taken a no-action position not inconsistent with this interpretation. In General Electric Capital Corporation, SEC No-Action Letter (January 11, 1996), the Staff did not dispute the assertion made by General Electric Capital Corporation ("GECC") that in the case of any lease between GECC and one or more government-owned utilities, GECC and any related lessors and equity participants would be entitled to rely on Rule 7(d)(7) under the Act whether or not such lease complied with Rule 7(d)(1). In any event, we do not rely on this interpretation for the "no-action" position sought by this letter.

recommend any enforcement action to the Commission under the Act against the Passive Participants for engaging in the proposed Transaction.

Completion of construction of the Facility, which is necessary to improve reliability on BPA's system, is scheduled to occur by the winter of 2005. To meet that schedule, the proposed transaction must be consummated by early February, 2004. In order for that to occur, BPA requests that your response be furnished no later than February 10, 2004.

If you have any questions concerning this letter, please contact the undersigned at (202) 339-8461. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Very truly yours,

Michael D. Hornstein

Draft
1/21/03

RECEIVED

FEB 12 2004

Office of Public Utility Regulation

LEASE AGREEMENT

by and between

NORTHWEST INFRASTRUCTURE FINANCING CORPORATION,

as Lessor

AND

UNITED STATES OF AMERICA DEPARTMENT OF ENERGY,
acting by and through the ADMINISTRATOR of the BONNEVILLE POWER ADMINISTRATION,

as Lessee

Dated as of ________, 2004

$____________

[Name of Bonds]

LEASE AGREEMENT

THIS LEASE AGREEMENT, made and entered into as of ________ (the "Lease" or "Lease Agreement"), by and between the Northwest Infrastructure Financing Corporation (the "Lessor"), a Delaware corporation and the United States of America Department of Energy acting by and through the Administrator of the Bonneville Power Administration (the "Lessee") (capitalized terms used but not defined in the recitals to this Lease Agreement shall have the respective meanings assigned such terms in Section 1.1 hereof):

WITNESSETH

WHEREAS the Lessor is authorized to own, construct and lease transmission and distribution facilities; and

WHEREAS the Lessee has determined that the Project (as defined herein) is needed to maintain reliable and adequate electrical service to the Lessee's customers; and

WHEREAS the Lessee desires to lease the Project from the Lessor to provide service to the Lessee's customers; and

WHEREAS the Lessee is authorized pursuant to law to construct, operate, lease and lease-purchase transmission facilities, to provide transmission and other services and to enter into agreements to carry out such authority:

NOW, THEREFORE, in consideration of the premises and the respective representations, covenants and agreements hereinafter contained, the parties hereto do mutually promise, covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND REPRESENTATIONS

Section 1.1 Definitions. Terms not otherwise defined herein shall have the same meanings as used in Appendix B attached hereto.

Section 1.2 Construction. In this Agreement, unless the context otherwise requires:

(a) The terms "hereby", "hereof", "hereto", "herein", "hereunder" and any similar terms, as used in this Agreement, refer to this Agreement, and the term "hereafter" mean after, and the term "heretofore" means before, the date of the execution and delivery of this Agreement.

(b) Words of the masculine gender mean and include correlative words of the feminine and neuter genders and words importing the singular number shall mean and include the plural number and vice versa.

(c) Words importing persons include firms, associations, partnerships (including limited partnerships), trusts, corporations and other legal entities, including public bodies, as well as natural persons.

(d) Any headings preceding the texts of the several Articles and Sections of this Lease Agreement, and any table of contents appended to copies hereof, shall be solely for convenience of reference and shall not constitute a part of this Lease Agreement, nor shall they affect its meaning, construction or effect.

(e) All accounting terms not otherwise defined herein shall have the meanings in accordance with generally accepted accounting principles.

(f) Reference herein to an Article number (e.g., Article 4) or a Section number (e.g., Section 6.2) shall be construed to be a reference to the designated Article number or Section number hereof unless the context or use clearly indicates another or different meaning or intent.

Section 1.3 Representations and Warranties by Lessor. The Lessor makes the following representations and warranties:

(a) The Lessor is duly organized and existing under the laws of the State of Delaware, and it is authorized and empowered to enter into the transactions contemplated by this Agreement and to carry out its obligations hereunder.

(b) This Agreement constitutes the legal, valid and binding obligation of the Lessor enforceable against the Lessor in accordance with its terms, except to the extent that the enforceability of this agreement may be limited by bankruptcy, moratorium or insolvency or other laws affecting creditors' rights generally and subject to general rules of equity (regardless of whether such enforceability is considered in an action at law or a proceeding in equity).

(c) There is no action, suit or proceeding before or pending or, to the best knowledge of the Lessor, threatened against the Lessor, by or before any court, public board, public body, administrative agency or arbitration board wherein an unfavorable decision, ruling or finding would adversely affect the transactions contemplated hereby or by the Indenture, or which, in any way, would adversely affect the validity of the Bonds, the Indenture or this Lease Agreement, or any agreement or instrument to which the Lessor is a party and which is used or contemplated for use in consummation of the transactions contemplated hereby.

(d) The execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated have been duly authorized by all requisite action on the part of the Lessor and will not violate or conflict with any provision of law or any order of any court or agency of government or any indenture, agreement or other instrument to which the Lessor is a party or by which it or any of its property is subject to or bound, or be in conflict with or result in a breach of or constitute (with due notice and/or lapse of time) a default under any such indenture, agreement or other instrument or result in the imposition of any lien, charge or encumbrance of any nature whatsoever other than Permitted Encumbrances.

(e) All consents, approvals or authorizations, if any, of any governmental authority required on the part of the Lessor in connection with the execution and delivery of this Agreement have been duly obtained.

Section 1.4 Representations and Warranties by Lessee. The Lessee makes the following representations and warranties:

(a) This Agreement constitutes the legal, valid and binding obligation of the Lessee enforceable against the Lessee in accordance with its terms, except to the extent that the enforceability of this Agreement is qualified by (a) limitations imposed by bankruptcy laws of the United States or insolvency, reorganization, arrangement, moratorium or other laws relating to or affecting the enforcement of creditors' rights generally (under existing law the Lessee may not be a debtor in a case commenced under the United States Bankruptcy Code), (b) general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law, (c) the exercise of judicial discretion in appropriate cases and (d) the limitations on legal remedies against the United States under federal law.

(b) There is no action, suit or proceeding pending or to the knowledge of the Lessee threatened against the Lessee by or before any court, public board, public body, administrative agency or arbitration board that would materially adversely affect the ability of the Lessee to perform its obligations under this Agreement and all authorizations, consents and approvals of governmental bodies or agencies required to be obtained by the Lessee as of the date hereof in connection with the execution and delivery of this Agreement or in connection with the performance of the obligations of the Lessee hereunder have been obtained.

(c) The execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated have been duly authorized by all requisite action on the part of the Lessee and will not violate or conflict with any provision of law or any order of any court or agency of government or any indenture, agreement or other instrument to which the Lessee is a party or by which it or any of its property is subject to or bound, or be in conflict with or result in a breach of or constitute (with due notice and/or lapse of time) a default under any such indenture, agreement or other instrument or result in the imposition of any lien, charge or encumbrance of any nature whatsoever other than Permitted Encumbrances.

(d) All consents, approvals or authorizations, if any, of any governmental authority required on the part of the Lessee in connection with the execution and delivery of this Agreement have been duly obtained.

ARTICLE 2

LEASE OF PROJECT AND RENTAL PROVISIONS

Section 2.1 Lease of the Project. (a) The Lessor shall have all legal rights of title and ownership of the Project. The Lessor hereby leases to the Lessee and the Lessee hereby leases from the Lessor, the Project, for and during the term herein provided and upon and subject to the terms and conditions herein set forth. The Lessor hereby delivers to the Lessee and the Lessee hereby accepts sole and exclusive possession of the Project. A good and valid leasehold interest to all materials, equipment, machinery and other property intended to be incorporated or installed as part of the Project shall vest in the Lessee immediately upon delivery to or installation or payment by the Lessor therefor, whichever shall occur first.

(b) The Lessee agrees that the right to use easements granted by the Lessee to the Lessor pursuant to the Construction Agency Agreement shall not expire until the termination of this Agreement. The Lessor makes no representations regarding its rights to the Facility Realty and any defects in title shall not affect the Lessee's obligations hereunder.

(c) The Lessor covenants and agrees not to sell, convey, transfer, lease, mortgage or encumber the Project or any part thereof except as specifically permitted under this Agreement.

Section 2.2 Duration of Term. The term of this Agreement shall commence on ________________ and shall, subject to Section 7.1(b), expire on ___________, ____ or such earlier date as this Agreement may be terminated as provided in Section 7.2.

Section 2.3 Rental Provisions, Pledge of Agreement and Rent. (a) The Lessee covenants to make rental payments in the amounts set forth on Schedule I attached hereto. The Lessor agrees that such rental payments shall be paid by the Lessee directly to the Trustee for deposit in the Bond Fund.

(b) In the event the Lessee should fail to make or cause to be made any of the payments required under the foregoing provisions of this Section, the item or installment not so paid shall continue as an obligation of the Lessee until the amount not so paid shall have been fully paid with interest on such overdue amount until the date of payment at __% per annum.

(c) The Lessee shall have the option to prepay its rental obligation and to exercise its option to purchase all or any portion of the Project designated by the Lessee, in whole or in part at the times and in the manner provided in Article 7 hereof.

(d) At its option, to be exercised on or before the forty-fifth (45th) day next preceding the date any Bonds of a Series are to be redeemed from mandatory Sinking Fund Installments, the Lessee may deliver to the Trustee on behalf of the Lessor Bonds of such Series which are subject to mandatory Sinking Fund Installment redemption. Each such Bond so delivered shall be credited by the Trustee at one hundred percent (100%) of the principal amount thereof against the obligation of the Lessor under Section 2.3(a) hereof.

(e) Pursuant to the Indenture the Lessor will pledge and assign to the Trustee as security for the Bonds all of the Lessor's right, title and interest in this Agreement (except for the Lessor's Reserved Rights), including all rental payments hereunder and in furtherance of said pledge the Lessor will unconditionally assign such rental payments to the Trustee for deposit in the Bond Fund in accordance with the Indenture. The Lessee hereby consents to the above-described lien and security interest, and pledge and assignment of this Agreement.

(f) The Lessee covenants and agrees that it will comply with the provisions of the Indenture with respect to the Lessee and that the Trustee shall have the power, authority, rights and protections provided in the Indenture. The Lessee further covenants, at its expense, to use its best efforts to cause there to be obtained for the benefit of the Lessor any documents or opinions required of the Lessor under the Indenture.

Section 2.4 Obligation of Lessee. The obligation of the Lessee to pay the rent and all other payments provided for in this Agreement and to maintain the Project in accordance with Section 3.1 of this Agreement shall be absolute, irrespective of any defense or any rights of set-off, recoupment or counterclaim or deduction and without any rights of suspension, deferment, diminution or reduction it might otherwise have against the Lessor, the Trustee or the Holder of any Bond, and the obligation of the Lessee shall arise whether or not the Project has been completed as provided in this Agreement or is operating or operable or its use is curtailed, suspended or terminated. The Lessee's obligations hereunder shall be payable solely from the Bonneville Fund and such obligations are not, nor shall they be construed to be, general obligations of the Untied States, nor are such obligations intended to be or are they secured b the full faith and credit of the United States.

ARTICLE 3

CONSTRUCTION, OPERATION, MAINTENANCE, IMPOSITIONS, LEGAL REQUIRMENTS

Section 3.1 Construction and Completion of the Project. The Lessee acknowledges that the Lessor is undertaking to construct the Project pursuant to the Construction Agency Agreement and that the Lessee will be leasing the Project as it is being constructed. The Lessor agrees that it will suspend, delay or terminate construction of the Project at the direction of the Lessee and will not suspend, delay or terminate construction of the Project other than at the direction of the Lessee. The Lessee may, at its option, but shall have no obligation to, construct or complete the Project as Lessee under this Lease Agreement.

Section 3.2 Operation of the Project. The Lessor shall have no control over, and no obligation with respect to the Project, including the operation, maintenance, repair, replacement or use of the Project. The Lessee will pay all costs of operating the Project and will make all decisions regarding the operation of the Project. The Lessee may, in its discretion, transfer operational control to a regional transmission authority or other entity; provided that the Lessee shall remain liable hereunder. The Lessee may suspend or terminate operation of the Project in its discretion, provided that this Agreement shall remain valid, binding and enforceable and there shall be no abatement, postponement or reduction in the rent or other amounts payable by the Lessee under this Agreement.

Section 3.3 Maintenance, Alterations and Improvements. (a) During the term of this Agreement, the Lessee will pay all costs of maintaining the Project and will maintain the Project in the same manner in which the Lessee maintains similar facilities that it owns. The Lessee may install any replacements, renewals and repairs to the Project that it deems necessary or desirable (whether ordinary or extraordinary, structural or nonstructural, foreseen or unforeseen) and such replacements, renewals and repairs shall be at least equal in quality to the original work and be made and installed in compliance with the applicable requirements of all governmental bodies. The Lessor shall be under no obligation to replace, service, test, adjust, erect, maintain or effect replacements, renewals or repairs of the Project, to effect the replacement of any inadequate, obsolete, worn-out or unsuitable parts of the Project, or to furnish any services for the Project and the Lessee hereby agrees to assume full responsibility therefor.

(b) The Lessee may make such alterations of or additions to the Project or any part thereof from time to time as it in its discretion may determine to be desirable for its uses and purposes.

(c) The Lessee may install or permit to be installed, machinery, equipment and other personal property on the Facility Realty not paid for with proceeds of Bonds and any such property shall become part of the Project (except, as provided in the definition of "Project," any fiber optic cable and other facilities not used for the transmission of power across the lines shall not be part of the Project).

(d) Except as otherwise provided in Section 5.4 hereof, unless the Lessor shall consent thereto in writing, the Lessee shall not create, permit or suffer to exist any mortgage, encumbrance, lien, security interest, claim or charge against the Project or any part thereof, or the interest of the Lessee in the Project or this Agreement except for Permitted Encumbrances.

Section 3.4 Removal of Property of the Project. (a) The Lessee shall have the privilege from time to time of removing from the Project any fixture or any item of personal property provided that this Agreement shall remain valid, binding and enforceable following such removal. The Lessee shall deposit in the Bond Fund any amounts received by it from the sale of such removed property that are not used by it to purchase replacement property that is installed as part of the Project.

(b) The removal from the Project of any property shall not entitle the Lessee to any abatement or reduction in the rentals and other amounts payable by the Lessee under this Agreement.

Section 3.5 Taxes, Assessments and Charges. The Lessee shall pay when the same shall become due all taxes and assessments, general and specific, if any, levied and assessed upon or against the Project, this Agreement, any estate or interest of the Lessor or the Lessee in the Project, or the rentals hereunder during the term of this Agreement, and all assessments and other governmental charges and impositions whatsoever, foreseen or unforeseen, ordinary or extraordinary, under any present or future law, and charges for public or private utilities or other charges incurred in the occupancy, use, operation, maintenance or upkeep of the Project, all of which are herein called "Impositions". The Lessor shall promptly forward to the Lessee any notice, bill or other statement received by the Lessor concerning any Imposition. The Lessee may pay any Imposition in installments if so payable by law, whether or not interest accrues on the unpaid balance. The Lessee may contest in good faith the validity, existence or applicability of any Imposition. Notwithstanding anything herein to the contrary, the Lessee may withhold payment of such Imposition during such contest so long as the failure to pay such Imposition does not adversely affect the validity and enforceability of this Agreement or the other obligations of the Lessee hereunder. If the Lessee fails to pay any Imposition except as provided in the preceding sentence, the Lessor may make such payment and the Lessee shall be obligated to reimburse the Lessor with interest at ___% per annum.

Section 3.6 Compliance with Law. The Lessee agrees that it will, throughout the term of this Agreement and at its sole cost and expense, promptly observe and comply, in all material respects, with all Federal, State and local statutes, codes, laws, acts, ordinances, orders, judgments, decrees, rules, regulations and authorizations, whether foreseen or unforeseen, ordinary or extraordinary, which shall now or at any time hereafter be binding upon or applicable to the Lessee in connection with the lease and operation of the Project or any portion thereof (including without limitation those relating to zoning, land use, environmental protection, air, water and land pollution, toxic wastes, hazardous wastes, solid wastes, wetlands, health, safety, equal opportunity, minimum wages, and employment practices) (the "Legal Requirements"), and will observe and comply with all conditions, requirements, and schedules necessary to preserve and extend all rights, licenses, permits (including, without limitation, zoning variances, special exception and non-conforming uses), privileges, franchises and concessions in connection with the lease and operation of the Project or any portion thereof. The Lessee may in good faith contest the validity or applicability of any Legal Requirement. Notwithstanding anything herein to the contrary, the Lessee may withhold compliance with such Legal Requirement during such contest so long as such noncompliance does not adversely affect the validity and enforceability of this Agreement or the other obligations of the Lessee hereunder.

ARTICLE 4

DAMAGE, DESTRUCTION AND CONDEMNATION

Section 4.1 Damage, Destruction and Condemnation.

(a) In the event that at any time during the term of this Agreement the whole or part of the Project shall be damaged or destroyed, or taken or condemned by a competent authority for any public use or purpose, or by agreement between the Lessor and those authorized to exercise such right, or if the temporary use of the Project shall be so taken by condemnation or agreement (a "Loss Event"):

(1) the Lessor shall have no obligation to rebuild, replace, repair or restore the Project,

(2) there shall be no abatement, postponement or reduction in the rent or other amounts payable by the Lessee under this Agreement, and

(3) the Lessee will promptly give written notice of such Loss Event to the Lessor and the Trustee, generally describing the nature and extent thereof.

(b) The Lessee shall not be obligated to repair or replace the Project or purchase the Project following a Loss Event so long as this Agreement shall remain valid, binding and enforceable on the Lessee following such Loss Event. If the Lessee elects to repair or replace the Project, it shall do so with its own funds except to the extent amounts are available in the Construction Account of the Project Fund for such purpose, in which case it may use such funds.

(c) Any proceeds of insurance or condemnation awards or recoveries of claims against contractors (or an amount equal to such proceeds, awards or recoveries) received by the Lessor or the Lessee shall be deposited into the Construction Account of the Project Fund or the Bond Fund, as agreed to by the Lessor and the Lessee.

ARTICLE 5

PARTICULAR COVENANTS

Section 5.1 Expenses; Indemnity. (a) The Lessee shall pay all reasonable costs and expenses of the Lessor incurred in connection with this Agreement.

(b) The Lessee shall at all times protect, indemnify and hold the Lessor harmless of, from and against any and all claims (whether in tort, contract or otherwise), demands, expenses (including reasonable attorneys fees), taxes and liabilities for losses, damage, injury and liability of every kind and nature and however caused, and taxes (of any kind and by whomsoever imposed), other than, with respect to the Lessor, losses arising from the negligence or willful misconduct of the Lessor, arising upon or about the Project or resulting from, arising out of, or in any way connected with the financing of the costs of the Project and the marketing, issuance or sale of the Lessor's Bonds for such purpose. Such indemnification set forth above shall be binding upon the Lessee for any and all claims, demands, expenses, liabilities and taxes set forth herein and shall survive the expiration or termination of this Agreement.

Section 5.2 Financial Statements; No-Default Certificates. (a) the Lessee agrees to furnish to the Trustee, any requesting holder of more than $1,000,000 of Bonds and the Lessor, as soon as available and in any event within one-hundred eighty (180) days after the close of each Fiscal Year of the Lessee, a copy of the annual audited financial statements of the Lessee and the related statements of income, earnings, retained earnings and changes in financial position for such Fiscal Year, prepared in accordance with generally accepted accounting principles, accompanied by an opinion of an independent certified public accountant.

(b) The Lessee shall immediately notify the Lessor and the Trustee of the occurrence of any Event of Default of which it has knowledge. Any notice required to be given pursuant to this subsection shall be signed by an Authorized Representative of the Lessee and set forth a description of the default and the steps, if any, being taken to cure said default. If no steps have been taken, the Lessee shall state this fact on the notice.

Section 5.3 Discharge of Liens. (a) The Lessee shall not sell, assign, encumber (other than Permitted Encumbrances), convey or otherwise dispose of its leasehold interest in the Project or any part thereof during the term of this Agreement, without the prior written consent of the Lessor and the Trustee, and any purported disposition without such consent shall be void; (b) if any lien, encumbrance or charge is filed or asserted, or any judgment, decree, order, levy or process of any court or governmental body is entered, made or issued or any claim (such liens, encumbrances, charges, judgments, decrees, orders, levies, processes and claims being herein collectively called "Liens"), whether or not valid, is made against the Project or any part thereof or the interest therein of the Lessor, the Lessee or the Trustee or against any of the rentals or other amounts payable under this Agreement or the interest of the Lessee under this Agreement other than Liens for Impositions (as defined in Section 3.3) not yet payable, or payable without the addition of any fine, penalty, interest or cost for non-payment, Permitted Encumbrances, or Liens being contested as permitted by Section 5.4(b), the Lessee forthwith upon receipt of notice of the filing, assertion, entry or issuance of such Lien (regardless of the source of such notice) shall give written notice thereof to the Lessor and the Trustee and take all action (including the payment of money and/or the securing of a bond) at its own cost and expense (unless such liens resulted solely from the act or omission of the Lessor or the Trustee) as may be necessary or appropriate to obtain the discharge in full thereof and to remove or nullify the basis therefor. Nothing contained in this Agreement shall be construed as constituting the express or implied consent to or permission of the Lessor for the performance of any labor or services or the furnishing of any materials that would give rise to any Lien against the Lessor's interest in the Project.

(b) So long as no Event of Default has occurred and is continuing hereunder, the Lessee may at its sole expense contest (after prior written notice to the Lessor and the Trustee), by appropriate action conducted in good faith and with due diligence, the amount or validity or application, in whole or in part, of any Lien.

(c) Notwithstanding the preceding paragraphs, the Lessee shall not be required to discharge liens against the interest of the Lessee in the Project as long as this Agreement will remain valid, binding and enforceable. Nothing herein shall be construed as limiting the right of the Lessee to sell the transmission capability of the Project, to use or sell transmission services or capacity derived from the Project, to make the Project available for use by third parties (provided that if such use is pursuant to an assignment or sublease, the provisions of Section 8.3 must be complied with), or to permit interconnections to be made with the Project.

Section 5.4 Lessor's Authority; Covenant of Quiet Enjoyment. The Lessor covenants and agrees that it has full right and lawful authority to enter into this Agreement for the full term hereof. So long as the Lessee shall pay the rent and all other sums payable by it under this Agreement and shall duly observe all the covenants, stipulations and agreements herein contained obligatory upon it and an Event of Default shall not exist hereunder, the Lessee shall have, hold and enjoy, during the term hereof, peaceful, quiet and undisputed possession of the Project, and the Lessor (at the sole cost and expense of the Lessee) shall from time to time take all necessary action to that end, subject to Permitted Encumbrances.

Section 5.5 No Warranty of Condition or Suitability. NEITHER THE TRUSTEE NOR THE LESSOR HAS MADE NOR MAKES ANY REPRESENTATION OR WARRANTY WHATSOEVER, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE MERCHANTABILITY, CONDITION, FITNESS, DESIGN, OPERATION OR WORKMANSHIP OF ANY PART OF THE PROJECT, ITS FITNESS FOR ANY PARTICULAR PURPOSE, THE QUALITY OR CAPACITY OF THE MATERIALS IN THE PROJECT, OR THE SUITABILITY OF THE PROJECT FOR THE PURPOSES OR NEEDS OF THE LESSEE OR THE EXTENT TO WHICH PROCEEDS DERIVED FROM THE SALE OF THE BONDS WILL BE SUFFICIENT TO PAY THE COST OF COMPLETION OF THE PROJECT. THE LESSEE IS SATISFIED THAT THE PROJECT IS SUITABLE AND FIT FOR ITS PURPOSES. NEITHER THE TRUSTEE NOR THE LESSOR SHALL BE LIABLE IN ANY MANNER WHATSOEVER TO THE LESSEE OR ANY OTHER PERSON FOR ANY LOSS, DAMAGE OR EXPENSE OF ANY KIND OR NATURE CAUSED, DIRECTLY OR INDIRECTLY, BY THE PROPERTY OF THE PROJECT OR THE USE OR MAINTENANCE THEREOF OR THE FAILURE OF OPERATION THEREOF, OR THE REPAIR, SERVICE OR ADJUSTMENT THEREOF, OR BY ANY DELAY OR FAILURE TO PROVIDE ANY SUCH MAINTENANCE, REPAIRS, SERVICE OR ADJUSTMENT, OR BY

ANY INTERRUPTION OF SERVICE OR LOSS OF USE THEREOF OR FOR ANY LOSS OF BUSINESS HOWSOEVER CAUSED.

Section 5.6 Issuance of Additional Bonds. The Lessor and the Lessee recognize that under the provisions of and subject to the conditions set forth in the Indenture, the Lessor is authorized to enter into a Supplemental Indenture and issue one or more series of Additional Bonds on a parity with the Series 2004 Bonds for the purpose of (i) completing the Project, (ii) providing funds to repair, relocate, replace, rebuild or restore the Project in the event of damage, destruction or taking by eminent domain, (iii) providing extensions, additions or improvements to the Project, or (iv) refunding Outstanding Bonds. If the Lessee is not in default hereunder, the Lessor will consider the issuance of Additional Bonds in a principal amount as is specified in a written request in accordance with the applicable provisions set forth in the Indenture.

Any such completion, repair, relocation, replacement, rebuilding, restoration, additions, extensions or improvements shall become a part of the Project and shall be included under this Agreement to the same extent as if originally included hereunder.

Section 5.7 Further Assurances. The Lessee will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered such further acts, instruments, conveyances, transfers and assurances, including Uniform Commercial Code financing statements, at the sole cost and expense of the Lessee, as the Lessor deems reasonably necessary or advisable for the implementation, effectuation, correction, confirmation or perfection of this Agreement and any rights of the Lessor or the Trustee, under the Indenture.

Section 5.8 Recording and Filing. This Agreement as originally executed or a memorandum thereof shall be recorded by the Lessee subsequent to the recordation of the Indenture, in the office of the ________________________, or in such other office as may at the time be provided by law as the proper place for the recordation thereof.

Section 5.9 Right to Cure Lessor Defaults. The Lessor hereby grants the Lessee full authority for account of the Lessor to perform any covenant or obligation the nonperformance of which is alleged to constitute a default by the Lessor in any notice received by the Lessee, in the name and stead of the Lessor, with full power of substitution.

ARTICLE 6

EVENTS OF DEFAULT; REMEDIES

Section 6.1 Events of Default. Any one or more of the following events shall constitute an "Event of Default" hereunder:

(a) Failure of the Lessee to pay any rental that has become due and payable by the terms of Section 2.3(a) hereof;

(b) Failure of the Lessee to pay any amount due hereunder (other than under Section 2.3(a) hereof) and continuance of such default for thirty (30) days;

(c) Failure of the Lessee to observe and perform any covenant, condition or agreement hereunder on its part to be performed (except as set forth in Section 6.1(a) or (b) hereof) and (1) continuance of such failure for a period of thirty (30) days after receipt by the Lessee of written notice specifying the nature of such default from the Lessor, the Trustee or the Holders of more than twenty-five per centum (25%) in aggregate principal amount of the Bonds Outstanding, or (2) if by reason of the nature of such default the same can be remedied, but not within the said thirty (30) days, the Lessee fails to proceed with reasonable diligence after receipt of said notice to cure the same or fails to continue with reasonable diligence its efforts to cure the same;

Section 6.2 Remedies on Default. Whenever any Event of Default referred to in Section 6.1 hereof shall have occurred and be continuing, the Lessor, or the Trustee, subject to the second succeeding paragraph of this Section 6.2 and subject to Section 6.8 hereof, may take whatever action at law or in equity permitted by law to be taken against the Lessee as may appear necessary or desirable to collect the rent then due and thereafter to become due, or to enforce performance or observance of any obligations, agreements or covenants of the Lessee under this Agreement.

Any amounts collected pursuant to action taken under this Section shall be paid to the Trustee for deposit into the Bond Fund and applied in accordance with the provisions of the Indenture.

The Lessor, during the lease term, waives (except with respect to the payment of the amounts provided in Section 2.3 hereof) any and all rights as owner or as lessor of the Project to re-enter and take possession of the Project, to sublease the Project, to terminate the Lease Term and to exclude the Lessee from possession of the Project upon the occurrence of an Event of Default under this Agreement. The Lessor and the Lessee hereby declare that this Agreement does not create a security interest in the Project in favor of the Lessor, and the Lessor hereby waives any rights it may have as a secured party with respect to the Project under the Washington Uniform Commercial Code or otherwise.

In the event that the Lessee fails to make any payment required in Section 2.3 hereof, the installment so in default shall continue as an obligation of the Lessee until the amount in default shall have been fully paid plus interest on such overdue amounts until the date of payment at ___% per annum.

No action taken pursuant to this Section 6.2 or Section 6.3 shall, except as expressly provided herein, relieve the Lessee from the Lessee's obligations hereunder, all of which shall survive any such action.

Section 6.3 Surrender of Project Upon Event of Default. Upon the occurrence and continuance of an Event of Default under Section 6.1(a) hereof, the Lessee shall, at the direction of the Lessor or the Trustee, given in its sole discretion, promptly surrender use and possession of the Project to the Lessor or a designee of the Lessor.

Section 6.4 Remedies Cumulative. The rights and remedies of the Lessor and the Trustee under this Agreement or the Indenture shall be cumulative and shall not exclude any other rights and remedies of the Lessor or the Trustee allowed by law with respect to any default under this Agreement. Failure by the Lessor or the Trustee to insist upon the strict performance of any of the covenants and agreements herein set forth or to exercise any rights or remedies upon default by the Lessee hereunder shall not be considered or taken as a waiver or relinquishment for the future of the right to insist upon and, to the extent permitted by law, to enforce by mandatory injunction, specific performance or other appropriate legal remedy strict compliance by the Lessee with all of the covenants and conditions hereof, or of the rights to exercise any such rights or remedies, if such default by the Lessee be continued or repeated.

Section 6.5 No Additional Waiver Implied by One Waiver. In the event any covenant or agreement contained in this Agreement should be breached by either party and thereafter waived by the other party, such waiver shall be limited to the particular breach so waived and shall not be deemed to waive any other breach hereunder. No waiver shall be binding unless it is in writing and signed by the party making such waiver. No course of dealing between the Lessor and/or the Trustee and the Lessee or any delay or omission on the part of the Lessor and/or the Trustee in exercising any rights hereunder or under the Indenture shall operate as a waiver.

Section 6.6 Effect on Discontinuance of Proceedings. In case any proceeding taken by the Trustee under the Indenture or this Agreement on account of any Event of Default hereunder or under the Indenture shall have been discontinued or abandoned for any reason or shall have been determined adversely to the Trustee, then, and in every such case, the Lessor, the Trustee and the Holders of the Bonds shall be restored, respectively, to their former positions and rights hereunder and thereunder, and all rights, remedies, powers and duties of the Trustee shall continue as in effect prior to the commencement of such proceedings.

Section 6.7 Agreement to Pay Attorneys' Fees and Expenses. In the event the Lessee should default under any of the provisions of this Agreement, and the Lessor or the Trustee should employ attorneys or incur other expenses for the collection of rentals or other amounts payable hereunder or the enforcement of performance or observance of any obligation or agreement on the part of the Lessee herein contained, the Lessee agrees that it will on demand therefor pay to the Lessor or the Trustee the reasonable fees and disbursements of such attorneys and such other expenses so incurred.

Section 6.8 Statutory Limitation on Legal Remedies Against the Lessee. The Lessor acknowledges that its remedies against the Lessee are limited to those provided under Federal law, which provides that the exclusive remedy for breach of contract by the Lessee is a judgment for money damages.

ARTICLE 7

OPTIONS

Section 7.1 Options. (a) The Lessee has the option, at any time and from time to time, to make advance rental payments which, at the direction of the Lessee, shall be deposited into the Bond Fund and held to make the next maturing scheduled payments on the Bonds or applied to redeem all or a portion of the Bonds, all in accordance with the terms of the Indenture. The Lessee has the option, at any time and from time to time, to purchase all or any portion of the Project by making a purchase option payment equal to the amount necessary to redeem all or the applicable portion of the Bonds on the next redemption date. The Project shall be divided into components as shown in Appendix A and the Lessee may exercise its purchase option with respect to any component by making a purchase option payment equal to the redemption price of the percentage of Bonds of the applicable Series allocable to such component. The Lessee shall exercise its option to make such advance rental payments or such purchase option by delivering a written notice of an Authorized Representative of the Lessee to the Trustee in accordance with the Indenture, with a copy to the Lessor, setting forth (i) the amount of the advance rental payment or purchase option payment, (ii) the principal amount of Bonds Outstanding requested to be redeemed with such advance rental payment (if any) or purchase option payment (which principal amount shall be in such minimum amount or integral multiple of such amount as shall be permitted in the Indenture), and (iii) the date on which such principal amount of Bonds are to be redeemed. Such advance rental payment to be applied to redeem Bonds and any such purchase option payment shall be paid to the Trustee in legal tender on or before the redemption date and shall be an amount which, when added to the amount on deposit in the Bond Fund and available therefor, will be sufficient to pay the Redemption Price of the Bonds to be redeemed, together with interest to accrue to the date fixed for redemption and all expenses of the Lessor, the Bond Registrar, the Trustee and the Paying Agents (including reasonable fees and expenses of counsel to the Lessor, the Bond Registrar, the Trustee and the Paying Agents) in connection with such redemption. After any purchase of a portion of the Project, the rent payable pursuant to Section 2.3(a) shall be reduced to an amount agreed to by the Lessor and the Lessee with the written consent of the Trustee; provided that such amount may not be less than an amount sufficient to pay debt service on the Bonds when due without the consent of the holders of all of the Bonds then Outstanding.

(b) The Lessor hereby grants the Lessee the option to purchase the Project at the end of the term of this Agreement for $10 so long as no event of default hereunder has then occurred and is continuing. The Lessor hereby grants the Lessee the option of extending the term of this Agreement for one year or any multiple thereof for $________ per year under Section 2.3(a) hereof. The Lessee shall give the Lessor and the Trustee at least sixty (60) days' written notice of its exercise of either such option.

(c) If the Lessee fails to exercise its renewal or purchase option pursuant to Section 7.1(b) hereof, the, at the option of the Lessor, this Agreement shall be extended for one year and the Lessee shall be obligated to remove the Project on behalf of the Lessor at the expense of the Lessee prior to the end of the term of this Agreement, as so extended.

Section 7.2 Termination of Agreement. After full payment of the Bonds or provision for the payment in full thereof having been made in accordance with Section 10.01 of the Indenture, the Lessee may terminate this Agreement by paying all amounts due and payable under this Agreement and by giving the Lessor notice in writing of such termination and thereupon such termination shall forthwith become effective, subject, however, to the survival of the obligations of the Lessee under Section 5.1. Upon termination of this Agreement, the Lessor will deliver or cause to be delivered to the Lessee a termination of this Agreement in recordable form.

Section 7.3 Conveyance of Title. At the closing of any purchase of the Project or any component pursuant to Article VII hereof, the Lessor will upon receipt of the purchase price deliver to the Lessee good title to the property being purchased, as such property then exists, subject to the following: (i) those license and encumbrances (if any) to which said property was subject when conveyed to the Lessor; (ii) those liens and encumbrances resulting from the failure of the Lessee to perform or observe any of the agreements on its part contained in this Agreement; and (iii) Permitted Encumbrances other than this Agreement and the Indenture;

ARTICLE 8

MISCELLANEOUS

Section 8.1 Indenture; Amendment. The Lessee shall have and may exercise all the rights, powers and authority granted to the Lessee in the Indenture and in the Bonds, and the Indenture and the Bonds shall not be modified, altered or amended in any manner which adversely affects such rights, powers and authority so stated to be in the Lessee or otherwise adversely affects the Lessee without the written consent of the Lessee.

Section 8.2 Force Majeure. In case by reason of force majeure either party hereto shall be rendered unable wholly or in part to carry out its obligations under this Agreement, then except as otherwise expressly provided in this Agreement, if such party shall give notice and full particulars of such force majeure in writing to the other party within a reasonable time after occurrence of the event or cause relied on, the obligations of the party giving such notice (other than the obligations of the Lessee to make payments required to be made hereunder), so far as they are affected by such force majeure, shall be suspended during the continuance of the inability then claimed which shall include a reasonable time for the removal of the effect thereof, but for no longer period, and such party shall endeavor to remove or overcome such inability with all reasonable dispatch. The term "force majeure," as employed herein, shall mean acts of God, strikes, lockouts or other industrial disturbances, acts of the public enemy, orders of any kind of the Government of the United States or of the State or any civil or military authority, insurrections, riots, epidemics, landslides, lightning, earthquakes, fires, hurricanes, storms, floods, washouts, droughts, arrest, restraining of government and people, civil disturbances, explosions, partial or entire failure of utilities, shortages of labor, material, supplies or transportation, or any other similar or different cause not reasonably within the control of the party claiming such inability. It is understood and agreed that the settlement of existing or impending strikes, lockouts or other industrial disturbances shall be entirely within the discretion of the party having the difficulty and that the above requirements that any force majeure shall be reasonably beyond the control of the party and shall be remedied with all reasonable dispatch shall be deemed to be fulfilled even though such existing or impending strikes, lockouts and other industrial disturbances may not be settled but could have been settled by acceding to the demands of the opposing person or persons.

Section 8.3 Assignment or Sublease. The Lessee may assign or transfer this Agreement or sublet the whole or any part of the Project so long as (1) the Lessee shall remain liable to the Lessor for the payment of all rent and other payments hereunder and for the full performance of all of the terms, covenants and conditions of this Agreement and (2) the Lessee shall deliver to the Lessor an Opinion of Counsel to the effect that such assignment, transfer or sublease shall not legally impair in any respect the obligations of the Lessee for the payment of all rents nor for the full performance of all of the terms, covenants and conditions of this Agreement. The Lessee shall furnish or cause to be furnished to the Lessor and the Trustee a copy of any such assignment, transfer or sublease in substantially final form at least ten (10) days prior to the date of execution thereof. The Lessee may also enter into contracts relating to the use of the Project as provided in Section 5.3(c).

Section 8.4 Priority of Indenture; Amounts Remaining in Funds. (A) Pursuant to the Indenture, the Lessor will pledge and assign the rentals and certain other moneys receivable under this Agreement to the Trustee as security for payment of the principal or Redemption Price, if applicable, of and interest on the Bonds, and this Agreement shall be subject and subordinate to the Indenture and such pledge and assignment thereunder.

[(B) It is agreed by the parties hereto that any amounts remaining in the Bond Fund or the Construction Fund upon expiration or earlier termination of the Lease Term, as provided in this Agreement, after payment in full of the Bonds (or provision for payment thereof having been made in accordance with the provisions of the Indenture) and any expenses in accordance with the Indenture and any amounts payable to the Lessor pursuant to Section 10.01 or 10.02 of the Indenture, shall belong to and be paid to the Lessee by the Trustee as overpayment of rents.]

Section 8.5 Amendments. This Agreement may be amended only by a written amendment signed by the parties hereto with the concurring written consent of the Trustee given in accordance with the provisions of the Indenture.

Section 8.6 Notices. All notices, certificates or other communications hereunder shall be deemed sufficiently given if (a) mailed by United States certified mail, return receipt requested, postage prepaid, or (b) if sent by a nationally recognized overnight courier, or (c) delivered personally, addressed as follows:

(a) To the Lessor:

(b) To the Lessee:

with copies to:

(c) To the Trustee:

The Lessor, the Lessee and the Trustee may, by notice given hereunder to each of the others, designate any further or different addresses to which subsequent notices, certificates or other communications to them shall be sent.

Any notice, certificate or other communication hereunder shall, except as may expressly be provided herein, be deemed to have been given or served two (2) days after the date the same shall be deposited in the United States mails, postage prepaid, in the manner aforesaid or one (1) day after the date that the same shall be deposited with a nationally recognized overnight courier or on the date of delivery or refusal thereof, if delivered personally.

Section 8.7 Severability. If any clause, provision or Section of this Agreement be ruled invalid by any court of competent jurisdiction, the invalidity of such clause, provision or Section shall not affect any of the remaining provisions hereof.

Section 8.8 Inspection of Project.

(a) Upon reasonable notice, Lessee shall permit Trustee, the Lessor and their respective agents or representatives to enter the Project at all reasonable times during business days and business hours for the purpose of determining whether or not Lessee is in compliance with its obligations hereunder. Neither the Lessor nor the Trustee shall have any duty to inspect the Project.

(b) In no event shall Trustee or its agents, employees, contractors or other invitees (including without limitation, the Lessor and other federal, state or local governmental agencies) be entitled to access to any portion of the Project that Lessee has designated a confidential area unless and until the entity and individual persons seeking access have signed and delivered to a representative of Lessee at the Project an agreement of confidentiality and nondisclosure in the form and substance reasonably satisfactory to Lessee and Trustee. In addition, Lessee's consent in this Lease Agreement to authorized access is for the limited purpose described in paragraph (a) above and is not intended as a waiver of any rights granted by law to challenge a request or demand by anyone to access the Project for the purpose of an inspection or search.

(c) Nothing in this Section 8.8 or elsewhere in this Agreement shall imply any duty on the part of Lessor to do any work, and performance thereof by the Lessor shall not constitute a waiver of Lessee's default in failing to perform the same.

Section 8.9 Effective Date; Counterparts. This Agreement shall become effective upon its delivery. It may be simultaneously executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

Section 8.10 Binding Effect. This Agreement shall inure to the benefit of, and shall be binding upon, the Lessor and the Lessee and their respective successors and assigns. The Trustee is hereby made an express third party beneficiary of this Agreement.

Section 8.11 Net Lease. It is the intention of the parties hereto that this Agreement be a "[triple] net lease" and this Agreement shall be construed to effect such intent.

Section 8.12 Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without reference to choice of law doctrine, except that to the extent the parties' rights and obligations are required to be governed by United States Federal law, then such rights and obligations shall be governed by United States Federal law

Section 8.13 Limited Recourse . No recourse under any obligation, covenant or agreement of the Lessor contained in this Agreement shall be had against J. H. Management Corporation ("JHM") or any incorporator, stockholder, officer, director or employee of the Lessor or JHM, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is solely a corporate obligation of the Lessor, and that no personal liability whatever shall attach to or be incurred by the incorporators, stockholders, officers, directors or employees of the Lessor or JHM, or any of them under or by reason of any of the obligations, covenants or agreements of the Lessor contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by the Lessor of any of such obligations, covenants or agreements either at common law or at equity, or by statute or constitution, of JHM and every such incorporator, stockholder, officer, director or employee is hereby expressly waived as a condition of and in consideration for the execution of this Agreement; provided, however, that nothing in this Section 8.13 shall relieve any of the foregoing persons or entities from any liability arising from his, her or its willful misconduct or intentional misrepresentation.

Section 8.14 Broker. Each of the parties represents to the other that it has not dealt with any broker in connection with this transaction. If any claim is made by any broker who shall claim to have acted or dealt with Lessee or the Lessor in connection with this transaction, Lessee or the Lessor, as the case may be, will be responsible for payment of the brokerage commission, fee or other compensation to which such broker is entitled.

Section 8.15 Entire Lease. This Lease contains all the promises, agreements, conditions, inducements and understandings between Lessor and Lessee relating to the Project (other than the Construction Agency Agreement) and there are no promises, agreements, conditions, understandings, inducements, warranties or representations, oral or written, expressed or implied, between them other than as herein set forth.

Section 8.16 Date of Agreement for Reference Purposes Only The date of this Agreement shall be for reference purposes only and shall not be construed to imply that this Agreement was executed on the date first above written. This Agreement was executed and delivered on the date of original issuance and delivery of the Series 2004 Bonds.

IN WITNESS WHEREOF, the Lessor has caused its corporate name to be hereunto subscribed to this Agreement by its duly authorized ______ or ________ and attested under the seal of the Lessor by its Secretary or Assistant Secretary and the Lessee has caused its corporate name to be subscribed hereto by its ________________, all being done as of the year and day first above written.

NORTHWEST INFRASTRUCTURE FINANCING CORPORATION,
as Lessor

By: ______________________________
Name:
Title:

ATTEST:

____
Name:
Title:

UNITED STATES OF AMERICA DEPARTMENT OF ENERGY acting by and through the Administrator of the Bonneville Power Administration,
as Lessee

By: ______________________________
Name:
Title:

ATTEST:

____
Name:
Title:

STATE OF)

:ss.:

COUNTY OF ______)

On the ____ day of ________, 2004, before me personally came __________________, to me known, who, being by me duly sworn, did depose and say that he/she resides ______________________; that he/she is the/a ____________________ of the Northwest Infrastructure Financing Corporations which executed the foregoing instrument; that he/she knows the seal of said Lessor; that the seal affixed to said instrument is such corporate seal.

____

Notary Public

STATE OF)
:ss.:
COUNTY OF __________)

On the ____ day of ________, 2004, before me personally came ___________________, to me known, who being by me duly sworn, did depose and say that he/she resides ______________________; that he/she is the/a ____________________ of Bonneville Power Administration, that he/she knows the seal of said entity; that the seal affixed to said instrument is such corporate seal.

____
Notary Public

APPENDICES

Appendix A

DESCRIPTION OF PROJECT

The Project consists of fixtures, equipment and systems to be acquired, improved, installed, and constructed for use for transmission of electricity, including the following:

Located on the following Facility Realty:

Project Components

Component	Percentage of Series 2004 Bonds

Appendix B

DEFINITIONS

(replace with common definitions appendix
shared with the Indenture)

Schedule I

Lease Payments

Date	Amount

TABLE OF CONTENTS

Page

WITNESSETH		1
ARTICLE 1	DEFINITIONS AND REPRESENTATIONS	1
Section 1.1	Definitions	1
Section 1.2	Construction	1
Section 1.3	Representations and Warranties by Lessor	2
Section 1.4	Representations and Warranties by Lessee.	3
ARTICLE 2	LEASE OF PROJECT AND RENTAL PROVISIONS	4
Section 2.1	Lease of the Project	4
Section 2.2	Duration of Term	4
Section 2.3	Rental Provisions, Pledge of Agreement and Rent	4
Section 2.4	Obligation of Lessee	5
ARTICLE 3	CONSTRUCTION, OPERATION, MAINTENANCE, IMPOSITIONS, LEGAL REQUIRMENTS	6
Section 3.1	Construction and Completion of the Project	6
Section 3.2	Operation of the Project	6
Section 3.3	Maintenance, Alterations and Improvements	6
Section 3.4	Removal of Property of the Project	7
Section 3.5	Taxes, Assessments and Charges	7
Section 3.6	Compliance with Law	7
ARTICLE 4	DAMAGE, DESTRUCTION AND CONDEMNATION	9
Section 4.1	Damage, Destruction and Condemnation.	9
ARTICLE 5	PARTICULAR COVENANTS	10
Section 5.1	Expenses; Indemnity	10
Section 5.2	Financial Statements; No-Default Certificates	10
Section 5.3	Discharge of Liens	10
Section 5.4	Lessor's Authority; Covenant of Quiet Enjoyment	11
Section 5.5	No Warranty of Condition or Suitability	11
Section 5.6	Issuance of Additional Bonds	12
Section 5.7	Further Assurances	12
Section 5.8	Recording and Filing	12
Section 5.9	Right to Cure Lessor Defaults	12

TABLE OF CONTENTS
(continued)

		Page
ARTICLE 6	EVENTS OF DEFAULT; REMEDIES	13
Section 6.1	Events of Default	13
Section 6.2	Remedies on Default	13
Section 6.3	Surrender of Project Upon Event of Default	14
Section 6.4	Remedies Cumulative	14
Section 6.5	No Additional Waiver Implied by One Waiver	14
Section 6.6	Effect on Discontinuance of Proceedings	14
Section 6.7	Agreement to Pay Attorneys' Fees and Expenses	14
Section 6.8	Statutory Limitation on Legal Remedies Against the Lessee	14
ARTICLE 7	OPTIONS	16
Section 7.1	Options	16
Section 7.2	Termination of Agreement	17
Section 7.3	Conveyance of Title	17
ARTICLE 8	MISCELLANEOUS	17
Section 8.1	Indenture; Amendment	17
Section 8.2	Force Majeure	17
Section 8.3	Assignment or Sublease	18
Section 8.4	Priority of Indenture; Amounts Remaining in Funds	18
Section 8.5	Amendments	18
Section 8.6	Notices	18
Section 8.7	Severability	19
Section 8.8	Inspection of Project	19
Section 8.9	Effective Date; Counterparts	20
Section 8.10	Binding Effect	20
Section 8.11	Net Lease	20
Section 8.12	Law Governing	20
Section 8.13	Limited Recourse	20
Section 8.14	Broker.	20
Section 8.15	Entire Lease.	20
Section 8.16	Date of Agreement for Reference Purposes Only	21

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